Exhibit 10.24

2025 SENIOR LEADER

ANNUAL CASH INCENTIVE PLAN

PLAN PROVISIONS

Approved by Board

Purpose: The Senior Leader Annual Cash Incentive Plan (Plan) is designed to align the interests of our senior leaders with both shareholder and customer interests to achieve overall positive financial and operational performance for the Company. The Plan is an important element of the overall compensation of our senior leaders which provides compensation that is competitive with compensation paid to comparable leaders of companies within the energy/utility industry and ensures the Company can attract and retain quality employees in key positions to lead the Company.

Plan Year: January 1, 2025 – December 31, 2025

Note: If Dec 31 falls on a non-working day, the previous business working day (M-F) will be considered the last day of the plan year.

Eligibility:

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All executive officers (“officers”) hired prior to October 1st and actively employed on the last day of the plan year, are eligible to participate.
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All Directors and Senior Legal Counsel employees (“non-officers”) currently participating in the company’s Long-Term Incentive (LTI) plan are eligible to participate.

• Past-officer part-time advisors employed during the plan year are also eligible to participate.

• Subsidiary officers are not eligible to participate.

• Other details available in section Exceptions to Eligibility and Circumstances for Proration

Performance Measurements: The Plan focuses on shareholders and customers by creating value through sound financial performance and controlling costs through driving efficiencies while paying close attention to our customers’ voices regarding the products and services we provide. The Plan incorporates Utility Earnings Per Share (Utility EPS) and Operating & Maintenance Cost per Customer (O&M CPC) as financial performance measurements. There are also four non-financial measurements: Customer Satisfaction Rating (Customer Satisfaction), Reliability Index (Reliability), Dispatched Gas Emergency Response Time (Response Time), and Strategy Scorecard (Strategy Scorecard). These performance goals help increase shareholder value, gain financial strength, support long-term strategy, and maintain safe and reliable cost-effective service levels essential for our customers and for the long-term success of the Company. With the exception of the Utility EPS and Strategy Scorecard, performance metrics are identical to those used in the Company’s annual cash incentive plan for non-senior leader employees. The Compensation Committee believes that having similar metrics for both the senior leader plan and the non-senior leader plan encourages employees at all levels of the organization to focus on common objectives.

Utility EPS - This metric reflects the financial strength and alignment of interests between officers and shareholders. Utility EPS includes Avista Utilities and Alaska Electric Light & Power (AEL&P),and excludes other.

O&M CPC - The O&M CPC is a measure that focuses on controlling costs and driving efficiencies to keep our costs reasonable for our customers. The metric is based on targeted O&M expense and number of customers. These components are combined to create the O&M CPC metric.

Strategy Scorecard – This is a measure that supports Avista’s Strategic Plan and ensures alignment with the organization’s strategic goals to drive performance in these areas. The metric is based on achieving a set of activity-based milestones.

Customer Satisfaction - This measure is derived from a Voice of the Customer survey, which is conducted each quarter by an independent agency. The rating measures the customer’s overall satisfaction with the service they received during a recent contact with the Company’s contact center and/or service center.

Reliability - This measure tracks how quickly the Company restores outages, how frequently customers are affected by outages and what percent of customers experience more than three sustained outages per year. The Company combined three common industry indices to balance our focus.

Response Time - This measure tracks how quickly the Company responds to dispatched natural gas emergency calls. The primary objective is customer and public safety while consistently treating customers the same throughout our service territory.

Award Opportunity: The Plan has six independent metrics, each having their own goal to achieve. Each piece or component makes up a portion of the employee’s total incentive award opportunity as represented in the graph. Specific metric weightings differ for officers and non-officers and are shown in Figure 1 and in the Incentive Targets table below:

Figure 1

Non-financial metrics: Three of the four non-financial pieces of the award (customer satisfaction, reliability, and response time) are all-or-nothing goals. If the Company meets or exceeds the target goal for any one of the metrics, employees receive 100% of the incentive award percentage related to the metric. If the Company fails to meet the target, employees will receive no award related to the metric. For example, if the Company achieves Customer Satisfaction with a 90% or better rating, employees will receive 8% of their total incentive award opportunity. If the Company achieves 88% which is below the target, employees will receive no award related to the metric. This works the same for Reliability and Response Time. The maximum amount an employee could receive related to the non-financial metrics is 8% for customer satisfaction, 8% reliability, and 4% response time. The fourth non-financial metric, Strategy Scorecard, is on a sliding scale; if three out of the five milestones are completed, employees will receive threshold or 70% of total for that metric. For employees to receive 100% of their award related to this metric, the company must achieve target, or four out of five milestones. For employees to earn a maximum of 130%, five out of five milestones must be achieved. The Strategy Scorecard makes up 10% of the total Senior Leader award.

Financial metrics: The Utility EPS and O&M CPC metrics work a little differently due to the various performance levels that can be met. Depending on the Company’s level of performance under each metric, employees may earn more or less than 100% of the award percentage related to each financial metric. Increasing levels of performance are established between threshold and maximum by using a sliding scale. For employees to receive at least 50% of their award percentage related to the metric, the Company must achieve or surpass the minimum or threshold level of performance. The better the Company performs, the more employees may earn. For employees to receive 100% of their award percentage related to a financial metric, the Company must achieve the level of performance selected for target. If the Company performs above target level, employees may earn up to a maximum of 175% (rounded up) for Utility EPS, and

147.5% for officers / 164% for non-officers for O&M CPC. Performance below threshold results in no award payment for the related metric.

For ease of communication and display purposes performance levels may be rounded using the accounting rules such as to the nearest whole number or up to two decimals. To calculate actual payments and to ensure no overpayments occur the performance levels within the sliding scale actually extend out six (6) decimal places (ex. 166.666666%) for Utility EPS and four (4) decimals (ex. 149.9430%) for Cost per Customer. See Calculation of Awards section for more details on how payments are calculated.

Establish Targets: The Compensation and Organization Committee of the Board (Committee) in conjunction with management reviews and reestablishes the targets for each measurement on an annual basis. The computations for this Plan are described below:

Utility EPS: To determine the Utility EPS goal for the Plan, the Committee, in conjunction with the Finance Committee of the Board and management, consider and set the EPS target range. The earnings guidance for the Utility EPS excludes the earnings impact associated with changes in the Energy Recovery Mechanism (ERM). The target in the Plan is Diluted Earnings per Share and includes executive incentive payout/accrual-pro-forma and net of taxes. Occasionally, adjustments to actual results may be deemed necessary. Since the portion of the incentive related to EPS indirectly benefits the customer, it is charged below the line. The Company’s original 2025 guidance for Utility EPS is shown below in the incentive targets table.

O&M CPC: For this measurement, the Company uses the total budget for O&M expense (numerator) and customer count (denominator).

Numerator: The numerator of the formula is derived from the Company’s total budget for O&M expense. Certain items are excluded from the total O&M budget such as Pacesetters and certain accounting adjustments. For each performance level, the Company estimates the potential payout for the incentive which includes payroll taxes and subtracts the result from the total O&M budget. The estimation is based on budgeted labor costs, employee job levels and the corresponding individual target award opportunities.

To establish the performance levels between threshold and target, the Company assumes a 1:1 ratio between O&M spend and threshold to target. Cost sharing occurs once we exceed target at 100%. Performance levels between target and maximum assumes a 2:1 ratio between O&M spend and target to maximum.

Denominator: The target uses a net customer count of 805,233. This number is based upon the count at the beginning of the performance year and will not change in the calculation for the entire plan year.

Strategy Scorecard: The purpose of this metric is to align senior leaders with Avista’s strategic goals. In this plan, outlined objectives and key results (OKRs) will ensure alignment with the organization’s strategic goals and drive performance in these areas. The target is set at achieving four out of the five specific milestones, or 80%

achievement, to meet this metric. The measurable action is listed in the yearly plan document.

Customer Satisfaction: For this measure, the Company uses the ratings from question three of the Voice of the Customer survey which measures the customer’s Overall Satisfaction with the service they received in a recent contact through the Avista contact center and/or service center. The Overall Satisfaction question from surveys such as this is widely used in the industry for external reporting purposes. Rather than using the standard “satisfied” rating, which is typically used in the industry, the Company uses the average of the combined “satisfied” and “very satisfied” ratings. By combining these two ratings the target is more difficult to achieve and more emphasis is placed on serving the customer. In this Plan, the target is set at 90%very satisfied/satisfied for the customer’s Overall Satisfaction rating.

Reliability: This index combines Customer Average Interruption Duration Index (CAIDI), System Average Interruption Frequency Index (SAIFI) and Customer Experiencing Multiple Interruptions (CEMI3). CEMI3 measures the percentage of customers that experience more than three sustained outages in the year. The Company chose this level of outages over others because industry data received from JD Power’s customer service surveys indicate that customers are more apt to be dissatisfied after three outages. Providing safe and reliable energy to our customers is the backbone of our business, therefore, it makes good sense to focus on service levels for our customers. By focusing on these measurements, it enables the Company to direct our resources appropriately and efficiently to contain costs and plan for future infrastructure upgrades that will benefit the customer.

To determine the target for the Reliability portion of the Plan, the Company sets a separate target for each metric, weighs them equally and combines them into one metric (see the formula below). In this Plan the target is set at 1.00.

Index = CAIDI Target / CAIDI Actual + SAIFI Target / SAIFI Actual + CEMI3 Target / CEMI3 Actual

3 3 3

The formula used to set the target for each metric is described below:

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Customer Average Interruption Duration Index (CAIDI): outage duration multiplied by the number of customers affected for all sustained outages (> 5 minutes), divided by the number of customers which had sustained outages. Per industry practice Major Event Days (MEDs) are excluded from this metric. In this Plan the Company uses a 5-year average with a standard deviation of 0.72 (76% probability) to set the target which is 2 hours and 32 minutes restoration time.
•
System Average Interruption Frequency Index (SAIFI): the number of customers which had sustained outages (> 5 minutes), divided by the number of customers served. Per industry practice MEDs are excluded from this metric. In this Plan the Company uses a 5-year average and a standard deviation of 0.72 (76% probability) to set the target which is 1.07 outages per customer.
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Customers Experiencing Multiple Sustained Interruptions more than 3 (CEMI3): the total number of customers that experience more than 3 sustained outages per year, divided by total number of customers served. To be consistent with the other two indices, MEDs are excluded from this metric. In this Plan the Company uses a 5-year average with a standard deviation of 0.72 (76% probability) to set the target at 6.32% of our customers.

Response Time: This metric measures how quickly the Company responds to natural gas system emergency calls. The Company tracks the average response time between the receipt of the emergency call to the time our crew or service worker arrives on-site, assesses the situation, and reports back to dispatch. The Company wants crews and/or the service worker to respond within the targeted response time goal. To be consistent with other service metrics, response times in excess of 24 hours are excluded from the metric. A “natural gas system emergency” is defined as an event when there is a natural gas explosion or fire, fire in the vicinity of natural gas facilities, police or fire are standing by, leads identified in the field as “Grade 1”, high or low gas pressure problems identified by alarms or customer calls, natural gas system emergency alarms, carbon monoxide calls, natural gas odor calls, runaway furnace calls, or delayed ignition calls. In this Plan the Company aligns the response time with the Service Reliability Target negotiated with the Washington Utility Commission and set the target goal to respond within an average of, and not to exceed, 55 minutes.

Incentive Targets for 2025:

	Utility Earnings Per Share	O&M Cost per Customer	Customer Satisfaction Rating	Reliability Index	Average Response Time Minutes	Strategy Scorecard
Officers % of Total Opportunity	50%	20%	8%	8%	4%	10%
Non-Officers* % of Total Opportunity	20%	50%	8%	8%	4%	10%
Threshold EPS 50% O&M CPC 50% Strategy 70%	$2.61	$508.97				3/5 milestones achieved
Target 100%	$2.74	$502.24	90%	1.00	<55 Min	4/5 milestones achieved
Maximum 175%	$2.84
Maximum Officer 147.5% Non-Officer - 164%		$488.78
Maximum 130%						5/5 milestones achieved

*Director and senior legal counsel roles

Values are rounded for display or communication purposes only

Individual Target Award Opportunities: During the February Board meeting, the Committee and the Chief Executive Officer (CEO) jointly review and approve the individual target award opportunities for the participants of the Plan. Each eligible employee has an incentive target award opportunity expressed as a percentage of their base salary. Target opportunities range from 20% to 100% of base salary and are assigned based on position. Actual award payments are calculated based on the employee’s target award opportunity in effect as of the last day of the plan year and year-end regular earnings unless otherwise noted in the Plan document (see provisions under Exceptions to Eligibility and Circumstances for Proration section).

Individual Target Award Opportunity % of Base Pay by Position Type
CEO	EVP	Senior VP	VP	Past Officer PT Advisor	Director & Senior Legal Counsel
100%	65%	60%	40%	40%	20%

Distribution of Awards: If earned, incentive award payments will be distributed as soon as feasible usually in March after the filing of the Company’s Form 10-K with the SEC, and Compensation Committee of the Board certifies and approves the achievement of the performance goals.

Calculation of Awards: In most instances actual amounts will be calculated using the participant’s regular year-end earnings (as defined in the provisions section of the Plan), individual target award opportunity and employment status in effect as of the last working day of the Plan year. See the section Exceptions to Eligibility and Circumstances for Proration for definitions and exceptions.

For purposes of calculating the actual payments and ensure no overpayments or underpayments occur, the final performance results will be extended out six decimal places (ex. 166.666666%) for Utility EPS and four decimals (ex. 149.9323%) for Cost per Customer and rounded based on accounting rules. The following table shows how an overpayment can occur if the final performance level is rounded to two decimals and used to calculate the final payment.

	Metric	Target Opportunity	Metric Allocation	Maximum Results	Maximum % Allowed	Maximum Dollar Value
Maximum	Net Income	$ 152,248.39	60%	166.666666%	100.000000%	$ 152,248.39
Over Payment	Net Income	$ 152,248.39	60%	166.670000%	100.002000%	$ 152,251.43

Since the non-financial metrics have only two performance levels, 0% or 100%, rounding the final results is not an issue.

Once the total incentive amount is calculated, all cash payments will be rounded to the nearest penny based on accounting rules.

Communication: When communicating the results of the financial metrics and the payout, the Company will round results to the nearest 100th percent based on accounting rules. For example, if the O&M CPC result is 148.6468%, the Company will communicate the results using 148.65%.

When communicating the results of the non-financial metrics, the Company will round results to the nearest whole number or, in the case of reliability, out two decimal points based on accounting rules. For example, customer satisfaction would be rounded to 93% from 92.8% and reliability would be 1.23 from 1.232.

Recoupment Policy: All incentive awards earned by officers under this Plan are subject to the Recoupment Policies adopted by the Company’s Board of Directors as amended from time to time (“Recoupment Policies”). If a participant becomes subject to the Recoupment Policies any award may be forfeited in whole or in part and all or part of any distribution payable to a participant or his or her beneficiary under this Plan may be recovered by the Company pursuant to the Recoupment Policies.

Administration of Plan: The Committee is responsible for administering the Plan and may delegate specific administrative tasks to corporate staff, as appropriate. The Committee has the authority to:

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Terminate, amend, or modify this Plan in whole or in part for any reason at any time without prior notice to participants
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Modify or adjust financial targets due to extraordinary occurrences and/or significant reorganizations
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Grant discretionary awards up to 15% of the individual officer target award opportunity
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May pay incentive amounts in excess of 100% (up to 150%) of an individual’s target opportunity in the form of non-cash equivalents

Participation in this Plan should in no way be construed as a contract or promise of employment and/or compensation.

Exceptions to Eligibility and Circumstances for Proration:

Pay Periods: There are 26 pay periods and pay dates during the Plan year. A pay period (pp) is made up of two pay weeks. Each pay week typically starts 12:00am Monday and ends 11:59pm Sunday. Employees are paid on the pay date on the following Friday, after the end of the pay period. The first pay period of the year consists of the date range 12/16/2024 – 12/29/2024 which is paid on pay date 1/3/2025. Changes effective during this pay period will count towards the 2025 plan since the earnings and pay date are part of 2025. Changes effective during the dates 12/15/2025 – 12/28/2025 are not included in the 2025 Plan because the earnings and pay date are part of 2026.

Pay Period Schedule for 2025:

Pay Period	Date Range	Pay Date	Pay Period	Date Range	Pay Date
1	12/16/24 - 12/29/24	1/3/2025	14	6/16 - 6/29	7/4
2	12/30 - 1/12	1/17	15	6/30 - 7/13	7/18
3	1/13 - 1/26	1/31	16	7/14 - 7/27	8/1
4	1/27 - 2/09	2/14	17	7/28 - 8/10	8/15
5	2/10 - 2/23	2/28	18	8/11 - 8/24	8/29
6	2/24 - 3/09	3/14	19	8/25 - 9/07	9/12
7	3/10 - 3/23	3/28	20	9/08 - 9/21	9/26
8	3/24 - 4/06	4/11	21	9/22 - 10/05	10/10
9	4/07 - 4/20	4/25	22	10/06 - 10/19	10/24
10	4/21 - 5/04	5/9	23	10/20 - 11/02	11/7
11	5/05 - 5/18	5/23	24	11/03 - 11/16	11/21
12	5/19 - 6/01	6/6	25	11/17 - 11/30	12/5
13	6/02 - 6/15	6/20	26	12/01 - 12/14	12/19

Proration: Prorating an employee’s award is based on the number of pay dates associated with a change. Each change of status (COS) has an effective date. The date determines which pay period and pay date is to be counted as part of the proration.

Use the Pay Period Schedule above to count the pay dates. Using the effective date from the COS, search through the date ranges to find the pay period and pay date associated with it. Count the pay dates to the end of the Plan year or to the next COS effective date whichever comes first. The employee receives 1 pay period credit for each pay date counted.

Regular Earnings: Regular earnings will be used in calculating the final awards. The earnings to be used and their associated codes are as follows:

Earnings Type	Earnings Codes
Regular	01, 01R, 02, 32, 32B, 58
1.5x Overtime	04, 04R, 21, 23, 71, 76, 78, 83
Light Duty	29
Swing Shift	31
Alternative/dual	20
Relief Pay	08
Retro Pay	70, 70A, 70B
One Leave/PTO/Paid Leave	10, 14, 14B, 15, 16, 16PFM, 16 PLO, 34B, 34C, 34D, 61, 73
Short-term Disability 100% & 60%	18, 80
Workers Compensation	19, 19A, 85, 85C, 86, 87, 88
Holiday	25, 25P, 26, 63E, 63F, 75
Jury Duty	35
Military Pay	36, 36C

New Hires: Employees hired on or after October 1st will not be eligible for an award under this Plan. Employees hired prior to October 1st will have their awards calculated based on the provisions detailed above.

Leave of Absence: Eligible employees on approved unpaid leave of absence must have at least 6 full pay periods of active service during the Plan year to receive an award. Awards will be calculated based on the provisions detailed above. Short-term disability leave does not affect an eligible employee’s award and is excluded from this provision.

Resignation/Termination: Any eligible employee who resigns or is terminated for reasons other than retirement, disability, or death prior to the last day of the plan year will not be eligible to receive an award under this Plan. Eligible employees who terminate after the Plan year may receive an award at the time of distribution unless reason for termination is due to poor performance or for cause, see section on Discipline or Poor Performance below.

Death, Long-term Disability & Retirement: In the case of death, total disability (as defined under the Company’s Long-term Disability Plan) or retirement as a participant in Avista’s pension or 401(k) plan (employees must be age 55 and have 15 years of service to qualify), an eligible employee or estate must have at least 6 pay periods of active service within the Plan year to be eligible to receive an award. Awards will be calculated based on the provisions detailed above.

Discipline or Poor Performance: Employees who receive a fails to meet performance rating for the Plan year or a Last Chance Agreement under the Company’s formal discipline program and effective as of the last working day of the plan year are not eligible to receive an award under this Plan. Any employee who is terminated for poor performance or for cause by the Company after the last day of the plan year and up to the time of distribution, will not be eligible to receive an award under this Plan.

Transfers from Subsidiaries to Corp/Utilities: Eligible employees who transfer from a subsidiary will be treated as a new hire to the Company and all Plan criteria apply as is. Prorated awards are at the discretion of the Committee and CEO.

Senior Leader Promotions: If an officer or senior leader is promoted to a new position type (e.g. VP to SVP or director to VP), the officer’s individual award opportunity will be prorated based upon earnings before and after date of promotion, using our Proration methodology noted above.

Other Company Short-term Incentive Plans: Employees can only participate under one formal incentive plan at a time. If the employee becomes eligible for a different plan during the year, their earnings will be prorated between the appropriate plan before and after the promotion. For example, if an employee participates in the employee plan, and is promoted to a senior leader on June 1st, their earnings and incentive opportunity will be calculated based upon the employee plan through pay period 12. The remainder of their earnings in periods 13-26 will be calculated based upon the senior leader plan and incentive opportunity of that plan, using the Proration methodology noted above. Similarly, if a senior leader demotes to a position covered by the Employee plan during the year, their earnings will be prorated between the appropriate plans before and after the transfer following the above methodology.